UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Puyi Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 Per Share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

1	Name of Reporting Person Peng Ge
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 24,281,130
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 24,281,130
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,281,130 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 6.6%[1]
12	Type of Reporting Person IN

[1]	Based on 370,551,728 ordinary shares issued and outstanding as of December 31, 2023, according to information provided by the Issuer.

Page 3 of 9 Pages

1	Name of Reporting Person Green Ease Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 24,281,130
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 24,281,130
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,281,130 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 6.6%
12	Type of Reporting Person CO

Page 4 of 9 Pages

1	Name of Reporting Person High Rank Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 24,281,130
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 24,281,130
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,281,130 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 6.6%
12	Type of Reporting Person CO

CUSIP No. 69373Y109	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Peng Ge;

ii)	Green Ease Holdings Limited (“Green Ease”); and

iii)	High Rank Investments Limited (“High Rank”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Peng Ge is 60F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

The principal business office of Green Ease is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

The principal business office of High Rank is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship:

Peng Ge is a citizen of People’s Republic of China.

Green Ease is a British Virgin Islands company.

High Rank is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 69373Y109	Page 6 of 9 Pages

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Peng Ge(3)	24,281,130	6.6%	0	24,281,130	0	24,281,130
Green Ease Holdings Limited(3)	24,281,130	6.6%	0	24,281,130	0	24,281,130
High Rank Investments Limited(3)	24,281,130	6.6%	0	24,281,130	0	24,281,130

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Based on a total of 370,551,728 outstanding Ordinary Shares of the Issuer as of December 31, 2023.

(3)	Represents 24,281,130 Ordinary Shares of the Issuer held by Green Ease, which is 100% held by High Rank. High Rank is 100% held by Mr. Ge. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments and Mr. Ge may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by High Rank. This does not include the equity interests held by Mr. Ge through Kingsford Resources Limited (“Kingsford”). Kingsford is the holder of record of 19,626,050 Ordinary Shares of the Issuer, which is wholly owned by Better Rise Investments Limited (“Better Rise”). 12.7% of the total outstanding shares of Better Rise are held by Mr. Ge, director and chief financial officer of Fanhua, while 58.1% of the total outstanding shares of Better Rise are held by Mr. Lichong Liu, chief operating officer of Fanhua, 27.1% of the total outstanding shares of Better Rise are held by Mr. Yinan Hu, chairman of the board and chief executive officer of Fanhua, and the remaining 2.0% are held by Mr. Jun Li, chief digital officer of Fanhua.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person or any of the other Participating Shareholders, who collectively hold an aggregate of 284,113,314 Ordinary Shares, representing 76.7% of the issued and outstanding Ordinary Shares (inclusive of the reported securities). and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Participating Shareholder. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than with respect to securities reported as directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

CUSIP No. 69373Y109	Page 7 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

Peng Ge	/s/ Peng Ge
Peng Ge

Green Ease Holdings Limited	By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

High Rank Investments Limited	By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

[Signature Page to Schedule 13G]

Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement